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SEC FILE NUMBER
047285

SEC Mail Processing

MAR 04 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pictet Overseas Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000, de la Gauchetière West, Suite 3100

(No. and Street)

Montreal	Quebec	H3B 4W5
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Zavitsanos / Eric Hamid	514-350-6232 / 514-350-6249	mzavitsanos@pictet.com / ehamid@pictet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP

(Name – if individual, state last, first, and middle name)

1250, Rene-Levesque Blvd West, Suite 2500	Montreal	Quebec	H3B 4Y1
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mary Zavitsanos / Eric Hamid, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pictet Overseas Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Executive Director, CFO & FINOP / Managing Director & CEO

Notary Public
Claudia Gourde, Lawyer, Quebec Bar #24743-6

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Pictet Overseas Inc.

Financial Statements
and Supplemental Schedules Pursuant to Rule 17a-5
under the Securities Exchange Act of 1934 and
Regulation 1.10 of the Commodity Exchange Act
December 31, 2021 and December 31, 2020
(expressed in US dollars)

Pictet Overseas Inc.

Index

December 31, 2021 and December 31, 2020

Report of Independent Registered Public Accounting Firm 1-2

Financial Statements

Statement of Financial Condition 3

Statement of Changes in Shareholder's Equity 4

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors Pursuant to a Satisfactory Subordination Agreement 5

Statement of Income and Comprehensive Income 6

Statement of Cash Flows 7

Notes to Financial Statements 8-24

Supplemental Schedules

Schedule I – Statements of Computation of Net Capital and Computation of Aggregate Indebtedness 25

Schedule II – Statement of Segregation Requirements and Funds in Segregation for Customers Trading on US Commodity Exchanges 26-27

Schedule III – Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts 28

Schedule IV – Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7 29-30

Schedule V – Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of CEA 31-32

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Pictet Overseas Inc. (the Company) as of December 31, 2021 and December 30, 2020, and the related statements of changes in shareholder's equity, statements of changes in liabilities subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement, statements of income and comprehensive income, and statements of cash flows for the year then ended, including the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

Supplemental Information

The accompanying statements of computation of net capital and computation of aggregate indebtedness as of December 31, 2021 and December 31, 2020 (Schedule I), and statement of segregation requirements and funds in segregation for customers trading on US commodity exchanges (Schedule II), statement of segregation requirements and funds in segregation for customers' dealer options accounts (Schedule III), statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to commission regulation 30.7 (Schedule IV) and statement of cleared swaps customer segregation requirements and funds in cleared swaps customer accounts under 4D(F) of CEA (Schedule V) as of December 31, 2021 (collectively, the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec
March 1, 2022

We have served as the Company's auditor since 1996.

[1] CPA auditor, CA, public accountancy permit No. A123475

Pictet Overseas Inc.

Statements of Financial Condition

As of December 31, 2021 and December 31, 2020

(expressed in US dollars)

	2021 $	2020 $
Assets		
Current assets		
Cash and cash equivalents	1,949,885	6,810,819
Cash segregated for benefit of customers	6,293,099	6,293,099
Short-term deposits (note 4)	43,500,000	40,000,000
Accounts receivable	1,002,728	494,854
Derivative financial assets (note 5)	230,590	293,239
Due from customers (note 6)	38,564,587	20,331,875
Due from correspondents (note 7)	5,574,939	6,999,384
Prepaid expenses	321,265	244,728
Income taxes receivable	1,397	45,164
	97,438,490	81,513,162
Liabilities		
Current liabilities		
Accounts payable and accrued charges	700,266	1,445,516
Due to customers (note 8)	10,995,526	13,978,259
Due to correspondents (note 9)	31,823,413	12,446,469
Subordinated loan (note 10)	12,000,000	12,000,000
	55,519,205	39,870,244
Shareholder's Equity		
Redeemable preferred shares (note 12)	25,000,000	25,000,000
Common shares (note 12)	5,000,000	5,000,000
Retained earnings	11,919,285	11,642,918
	41,919,285	41,642,918
	97,438,490	81,513,162

Commitments and contingencies (note 22)

Approved by the Board of Directors

____________________ Director ____________________ Director

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Changes in Shareholder's Equity

For the years ended December 31, 2021 and December 31, 2020

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2019	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	10,130,634	20,130,634
Issuance of prepared shares	-	-	20,000,000	20,000,000	-	-	-	20,000,000
Net income and comprehensive income for the year	-	-	-	-	-	-	1,512,284	1,512,284
Balance as at December 31, 2020	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	11,642,918	41,642,918
Net income and comprehensive income for the year	-	-	-	-	-	-	276,367	276,367
Balance as at December 31, 2021	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	11,919,285	41,919,285

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Changes in Liabilities Subordinated to the Claims of General Creditors Pursuant to a Satisfactory Subordination Agreement

For the years ended December 31, 2021 and December 31, 2020

(expressed in US dollars)

	2021 $	2020 $
Balance – Beginning of year	12,000,000	12,000,000
Increase	-	-
Balance – End of year	12,000,000	12,000,000

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Income and Comprehensive Income

For the years ended December 31, 2021 and December 31, 2020

(expressed in US dollars)

	2021 $	2020 $
Revenue		
Commissions (note 13)	11,002,599	12,946,424
Other income (note 14)	1,235,838	1,339,684
Unrealized gain in fair value of derivative financial instruments	230,590	293,239
Interest	33,712	134,103
	12,502,739	14,713,450
Expenses		
Personnel (note 18)	3,385,179	3,346,155
Operating (note 15)	6,303,155	6,900,313
General and administrative (note 16)	1,665,254	1,564,824
Interest (note 18)	768,168	842,367
	12,121,756	12,653,659
Income before income taxes	380,983	2,059,791
Provision for income taxes (note 17)	104,616	547,507
Net income and comprehensive income for the year	276,367	1,512,284

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Cash Flows

For the years ended December 31, 2021 and December 31, 2020

(expressed in US dollars)

	2021 $	2020 $
Cash flows from		
Operating activities		
Net income for the year	276,367	1,512,284
Changes in non-cash operating working capital items		
Cash segregated for benefit of customers	-	200,000
Derivative financial instruments	62,649	248,783
Accounts receivable	(507,874)	696,206
Due from customers	(18,232,712)	(19,738,730)
Due from correspondents	1,424,445	4,303,620
Prepaid expenses	(76,537)	(84,835)
Income taxes receivable	43,767	(45,164)
Accounts payable and accrued charges	(745,250)	814,113
Due to customers	(2,982,733)	2,181,539
Due to correspondents	19,376,944	11,860,847
Income taxes payable	-	(22,190)
Net cash provided by (used in) operating activities	(1,360,934)	1,926,473
Investing activities		
Acquisition of short-term deposits	(536,000,000)	(233,300,000)
Redemption of short-term deposits	532,500,000	206,600,000
Net cash used in investing activities	(3,500,000)	(26,700,000)
Financing activities		
Proceeds from issuance of preferred shares	-	20,000,000
Net change in cash and cash equivalents during the year	(4,860,934)	(4,773,527)
Cash and cash equivalents – Beginning of year	6,810,819	11,584,346
Cash and cash equivalents – End of year	1,949,885	6,810,819
Supplementary information		
Interest paid	403,167	479,367
Income taxes paid	107,597	592,763

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Organization and nature of business

Pictet Overseas Inc. (the Company) was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The Company is owned by Sopafin (Luxembourg) SA (the Parent), and is an affiliate of Banque Pictet & Cie S.A. (BPSA).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) in 53 US states, territories, and districts and as an approved futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA).

The Company provides trade execution services for global equities, fixed income, equity options, foreign exchange, domestic and foreign listed derivative products, and foreign currency forward contracts.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the Company's functional currency.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits with maturities of less than three months.

Cash segregated for benefit of customers

Cash segregated for benefit of customers represents cash segregated and held in separate accounts in accordance with Regulation 1.20, Customer Segregated Accounts, under Sections 4d(a) and 4d(b), and Regulation 30.7, Customer Secured Accounts, under Section 4(b) of the Commodity Exchange Act (CEA).

(expressed in US dollars)

Due from and to customers

Amounts due from and to customers consist of failed trades pending settlement, funds received, the net unrealized profit and loss on open positions, and the net value of option contracts.

Due from and to correspondents

The amounts due from and to correspondents include amounts receivable or payable to broker dealers for failed trades pending settlement, net liquidating equity and the net value of option contracts held at the Company's clearing FCM.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Revenue recognition

Commission revenue earned from commission-based services is accounted for on a trade date basis when the service is performed. On its riskless principal trades, the Company recognizes a spread on the transaction which is reflected in the statement of income and comprehensive income at fair value through net income (FVTNI) for open foreign currency forward contracts on the trade date.

Agency and principal transactions

In its capacity as a broker-dealer, the Company's main business activity is to offer brokerage services on a delivery versus payment basis, and as such, the Company does not hold customer funds or securities. The Company's product offering includes equities, fixed income, equity options, foreign exchange and foreign currency forward contracts. The Company acts as agent when executing client transactions with the exception of fixed income and foreign exchange spot and forward transactions. As agent, the Company is acting only in a broker capacity, purchasing or selling the securities against receipt of payment or delivery of stock from the client's custodian.

For fixed income and foreign exchange spot and forward transactions, the Company acts as a riskless principal and enters into back to back trades between itself, its counterparty and its client, and earns a spread on the transaction. The Company accepts foreign exchange orders and enters into forward contracts on foreign exchange only from customers for whom BPSA is the custodian. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA, thus eliminating any counterparty credit risk, as BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty.

(expressed in US dollars)

Non-clearing futures commission merchant

In its capacity as an FCM, the Company provides trade execution services for domestic and foreign listed derivative products. The Company is a non-clearing FCM and clears its trades through a clearing FCM. The Company acts as custodian for its customers' derivative transactions.

Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the statement of financial condition date. Revenues and expenses denominated in a foreign currency are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of income and comprehensive income.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial condition when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Estimated fair value of financial instruments

The Company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(expressed in US dollars)

Derivatives

Derivative contracts can be exchange-traded or over the counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company defines an active market based on the liquidity of the product. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Classification of financial assets and financial liabilities

Financial assets and financial liabilities are classified in one of the following categories: FVTNI or loans and receivables.

Financial assets designated at FVTNI comprise derivative financial instruments. These financial instruments are recorded at fair value, with changes in fair value recorded in net income and comprehensive income for the year.

Financial assets designated as loans and receivables comprise cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, accounts receivable, due from customers and due from correspondents. These financial assets are recorded at amortized cost, net of impairment losses if any.

Financial liabilities designated as loans and receivables comprise accounts payable and accrued charges, due to customers, due to correspondents and subordinated loan. These financial liabilities initially recognized at fair value are recorded at amortized cost.

3 Recent accounting developments – Accounting guidance recently adopted

There were no new standards that were recently issued that would impact the Company.

4 Short-term deposits

As of December 31, 2021, the Company has three short-term deposits in the amounts of $11,000,000, $11,500,000 and $21,000,000, bearing interest at 0.05%, 0.03% and 0.03%, respectively, and maturing on January 21, January 7 and January 21, 2022, respectively.

As of December 31, 2020, the Company had three short-term deposits in the amounts of $5,000,000, $15,000,000 and $20,000,000, bearing interest at 0.05%, 0.09% and 0.11%, respectively, and maturing on January 8, January 8 and January 22, 2021, respectively.

(expressed in US dollars)

5 Derivative financial instruments

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative contracts may be contracts which are privately negotiated and referred to as OTC derivatives, or actively traded on an exchange.

Substantially all of the Company's derivative transactions are entered into on behalf of its customers.

Forward contracts

The Company accepts foreign exchange orders from and enters into foreign currency forward contracts with customers. These transactions are riskless principal transactions. The Company hedges all of its foreign exchange orders back to back exclusively with BPSA.

In all circumstances, BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty. Therefore, the counterpart credit risk is almost entirely hedged as BPSA is the Company's counterpart for both the derivative asset and liability. These back to back transactions are offset, and only the resulting spread is reflected in the statement of financial condition and in the statement of income and comprehensive income.

Other derivative financial instruments

Other derivative financial instruments result mainly from transactions on behalf of customers in which the Company contracts with counterparties on the market.

The fair value of the derivative financial instruments netted in the statement of financial condition is as follows:

					2021
			Contract volume		
	Derivative assets at fair value $	Derivative liabilities at fair value $	Exchange traded $	OTC $	Total $
Foreign exchange					
Forward contracts by maturity					
Under 3 months	100,483	-	-	12,319,891,499	12,319,891,499
Between 3 and 6 months	96,366	-	-	9,140,916,293	9,140,916,293
Between 6 and 9 months	951	-	-	3,911,566	3,911,566
Between 9 and 12 months	32,790	-	-	129,364,669	129,364,669
Total financial instruments	230,590	-	-	21,594,084,027	21,594,084,027

(expressed in US dollars)

					2020
			Contract volume		
	Derivative assets at fair value $	**Derivative liabilities at fair value $**	**Exchange traded $**	**OTC $**	**Total $**
Foreign exchange					
Forward contracts by maturity					
Under 3 months	174,755	-	-	14,960,134,302	14,960,134,302
Between 3 and 6 months	101,415	-	-	8,879,952,059	8,879,952,059
Between 6 and 9 months	657	-	-	9,677,727	9,677,727
Between 9 and 12 months	16,412	-	-	64,349,619	64,349,619
Total financial instruments	293,239	-	-	23,914,113,707	23,914,113,707

6 Due from customers

	2021 $	**2020 $**
FCM segregated accounts	38,464,591	19,805,280
Failed trades pending settlement	99,996	526,595
	38,564,587	20,331,875

7 Due from correspondents

	2021 $	**2020 $**
FCM secured accounts	5,562,622	6,999,384
Failed trades pending settlement	12,317	-
	5,574,939	6,999,384

(expressed in US dollars)

8 Due to customers

	2021 $	2020 $
FCM secured accounts	4,106,615	5,609,358
FCM segregated accounts	6,876,529	8,368,901
Failed trades pending settlement	12,382	-
	10,995,526	13,978,259

9 Due to correspondents

	2021 $	2020 $
FCM secured accounts	31,723,481	11,919,874
Failed trades pending settlement	99,932	526,595
	31,823,413	12,446,469

10 Subordinated loan

On April 25, 2019, the Company entered into a subordinated loan agreement, (the "subordinated loan") with its Parent in accordance with Appendix D of SEC Rule 15c3-1. This subordinated loan is non-secured and subordinate to the Company's obligations to other vendors and creditors. The subordinated loan has an initial one-year term and a 3% annual interest rate, calculated using the simple interest method. To the extent that such borrowings are required for the continued compliance with the minimum net capital requirements, they may not be repaid. The term is automatically renewed for additional one-year terms unless the Parent notifies in writing, both the Company and FINRA, before the scheduled maturity date of its intention not to extend the maturity date. This will be allowed provided the Company continues to comply with the minimum net capital requirements both before and after the proposed return of funds. The loan was renewed for an additional one-year term on April 25, 2021.

The subordinated loan is included in the calculation of the Company's net capital as per the SEC's uniform net capital rule.

(expressed in US dollars)

11 Credit facilities

On December 5, 2019, the Company entered into a broker loan and security agreement with the Bank of Montreal (the Bank). Under the terms of this agreement, the Bank will extend and/or renew up to $10,000,000 of secured loans on a revolving basis at the Bank's prime rate. The borrowed funds are secured by marketable securities that the Company has on deposit with the Bank. As at December 31, 2021 and 2020, no amount is due under this agreement.

12 Capital stock

Authorized, unlimited as to number

- Class A common shares, voting
- Class B common shares, non-voting
- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

On March 19, 2020, the Company issued 20,000,000 Class C preferred shares for a cash consideration of $20,000,000.

Issued and fully paid

	2021 $	2020 $
22,500,000 Class C preferred shares	22,500,000	22,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	30,000,000	30,000,000

(expressed in US dollars)

13 Commissions

	2021 $	2020 $
Brokerage commissions (note 18)	8,548,996	8,837,819
Foreign exchange market (note 18)	889,371	1,454,914
Commodities (note 18)	1,564,232	2,653,691
	11,002,599	12,946,424

14 Other income

	2021 $	2020 $
FCM minimum fee (note 18)	1,208,784	1,070,737
Rebate and other revenues	27,054	268,947
	1,235,838	1,339,684

15 Operating expenses

	2021 $	2020 $
Stock exchange and related expenses	2,691,676	3,734,615
Commission reallowances	1,139,479	564,075
Information services and subscriptions	2,282,127	1,988,846
Membership fees	138,658	141,543
Licences and software maintenance	13,600	53,176
Loss on foreign exchange	37,615	418,058
	6,303,155	6,900,313

(expressed in US dollars)

16 General and administrative expenses

	2021 $	2020 $
Management fees	1,172,138	1,133,240
Professional and other fees	472,263	410,546
General office expenses	20,853	21,038
	1,665,254	1,564,824

17 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2021 $	2020 $
Income before income taxes	380,983	2,059,791
Income taxes at statutory rate of 26.5% (2020 – 26.5%)	100,961	545,845
Permanent items		
Non-deductible interests	298	130
Other reconciliation items		
True-up difference from prior years and other	3,357	1,532
Provision for income taxes	104,616	547,507

(expressed in US dollars)

18 Related party transactions and balances

All transactions and balances with related parties are with entities under common ownership. The statement of financial condition includes the following related party balances:

	2021 $	2020 $
Assets		
Cash and cash equivalents	72,718	112,488
Accounts receivable	895,949	320,737
Due from customers	38,464,591	19,805,280
Liabilities		
Accounts payable and accrued charges	249,000	995,575
Due to customers	2,665,395	2,160,876
Due to correspondents	99,932	526,595
Subordinated loan	12,000,000	12,000,000

The statement of income and comprehensive income includes the following related party transactions:

	2021 $	2020 $
Revenue		
Commissions: Brokerage commissions and foreign exchange market	4,991,697	4,825,031
Commissions: Commodities	1,555,098	2,628,124
Other income: FCM minimum fee	1,208,784	1,070,737
Expenses		
Personnel	3,201,551	3,208,854
Operating	362,949	368,775
General and administrative	1,172,139	1,133,239
Interest	365,334	365,047

The Company clears its North American equity trades through Pictet Canada L.P. and its European and international (with few exceptions) equity trades through BPSA. Commissions are collected by Pictet Canada L.P. and BPSA at the settlement date and are remitted to the Company.

During the years ended December 31, 2021 and 2020, the Company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the Company paid trade execution fees to Pictet Canada L.P. and BPSA.

The Company has entered into a service level agreement with Pictet Canada L.P. Under the terms of this agreement, the Company earns commissions for execution services rendered on US equities, options and fixed income.

(expressed in US dollars)

The Company has entered into an expense sharing agreement with Pictet Canada L.P. for administrative and accounting services. Under the terms of this agreement, the Company reimburses a portion of personnel and general administrative services to Pictet Canada L.P.

The Company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the Company is invoiced for various services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

The Company has entered into a service level agreement with BPSA whereby it collects a minimum annual fee for the services it provides as an FCM. This fee is reviewed and agreed upon annually.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

Key management personnel

Key management personnel comprise the President and certain key senior officers of the Company who are dually employed by the Company and an affiliated entity, Pictet Canada L.P. A service level agreement specifies the allocation costs based on services provided and on a formula which takes into account trading volumes in each respective entity. The amounts presented in the statement of income and comprehensive income represent the personnel expenses charged to the Company by Pictet Canada L.P.

Key management personnel compensation for employment services rendered for the year ended December 31, 2021 and 2020 is as follows:

	2021 $	2020 $
Fixed salaries and benefits	470,445	472,175
Variable incentive-based compensation	895,318	879,194

No other transactions were conducted with key management personnel.

19 Collateral pledged and received

The Company receives securities from customers in connection with its FCM activity. These securities are used to cover initial margin requirements. As of December 31, 2021, the Company received collateral with a market value of $188,800,093 (2020 – $188,038,620) and $34,286,179 (2020 – $27,371,571) for customers' segregated and secured accounts, respectively, to cover its customers' exposures, which were partly pledged to the clearing FCM. These securities are not included in the balance stated on the Company's statement of financial condition, as they do not meet the criteria for recognition under US GAAP.

(expressed in US dollars)

20 Financial instruments and risk management

Fair value

The Company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk arises from its cash and cash equivalents, cash segregated for benefit of customers, short-term deposits, accounts receivable, derivative financial assets, due from customers and due from correspondents. The maximum exposure of the Company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2021 $	2020 $
Cash and cash equivalents	1,949,885	6,810,819
Cash segregated for benefit of customers	6,293,099	6,293,099
Short-term deposits	43,500,000	40,000,000
Accounts receivable	1,002,728	494,854
Derivative financial assets	230,590	293,239
Due from customers	38,564,587	20,331,875
Due from correspondents	5,574,939	6,999,384
Maximum exposure	97,115,828	81,223,270

The Company's financial instruments are with other major financial institutions which have a Prime-1 credit rating from Moody's. Consequently, management considers the risk of counterparties defaulting on their obligations to be remote.

As of December 31, 2021 and 2020, there were no amount of receivables in default.

The Company's exposure to credit risk is negligible on principal trades as the Company acts as a riskless principal and does not take a position in the security but rather enters into back to back principal trade between itself, its counterparty and its client.

(expressed in US dollars)

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet a demand for cash or fund its obligations as they come due. The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that they are held with a Canadian chartered bank and have maturities of up to 12 months. The Company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The Company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank with maturities of up to 12 months and with BPSA in derivative financial instruments with maturities of up to 12 months.

The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2021 by fair value hierarchy level:

Financial instrument	Level 1 $	Level 2 $	Level 3 $	Total $
Derivative financial assets	-	230,590	-	230,590

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2021.

The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2020 by fair value hierarchy level:

Financial instrument	Level 1 $	Level 2 $	Level 3 $	Total $
Derivative financial assets	-	293,239	-	293,239

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2020.

(expressed in US dollars)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company does not incur interest rate risk on its financial instruments recorded at amortized cost, since they all have a maturity of less than one month. The subordinated loan bears interest at fixed rates and therefore is not exposed to interest rate risk.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31 are as follows.

			2021			2020
	EUR	CA$	Other	EUR	CA$	Other
Cash and cash equivalents	(1,149,328)	104,890	3,795	72,100	285,580	(2,411)
Accounts receivable	-	(253,238)	4,199	-	161,222	4,235
Derivative financial assets	6,821	-	263,572	-	50	260,924
Due from customers	-	-	-	-	519,671	-
Due from correspondents	2,534,096	589,517	(615,464)	3,526,883	956,122	(2,738,919)
Prepaid expenses	-	-	-	-	1,962	-
Due to customers	-	-	-	-	-	-
Due to correspondents	358,800	-	657,331	377,525	(518,595)	549,582
Accounts payable and accrued charges	-	(103,535)	-	183,533	(1,310,547)	(183,699)
	1,750,389	343,968	313,433	4,160,041	95,465	(2,110,288)

Based on the above net exposures as of December 31, 2021 and 2020, and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Euro would result in a decrease or increase of $87,519 (2020 – $208,002) respectively in net income. A 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $17,198 (2020 – $4,758), respectively, in net income. A 5% appreciation or depreciation of the US dollar against all other currencies would result in a decrease or increase of $15,672 (2020 – $107,843), respectively, in net income.

(expressed in US dollars)

21 Capital management

The Company's capital comprises capital stock and retained earnings.

As a member of FINRA and the NFA, the Company is subject to minimum net capital requirements of both regulators, which are as follows:

The Company must maintain a minimum net capital equal to the greater of:

a) $1,000,000;

b) 8% of the amount of customers' risk maintenance margin; and

c) $6^{2/3}$% of the Company's aggregate indebtedness (AI).

It is also required that the Company's AI not exceed 1,500% of "net capital".

The Company's management monitors the capital of the Company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the Company may issue additional shares or pay out dividends. On a daily basis, the Company computes and monitors its excess net capital and compares the current balance to the projected capital and prior days' amounts.

In its capacity as broker-dealer, the Company does not hold customer funds; however, if inadvertently received, the Company promptly forwards all funds and securities received. Accordingly, the Company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In its capacity as an FCM, the Company acts as custodian for its customers' derivative transactions. The Company is required to segregate and hold in separate accounts all funds received to margin the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As of December 31, 2021, for customers trading on US commodity exchanges pursuant to Section 4d(a) of the CEA, segregated funds exceeded such requirement by $4,690,320 (2020 – $4,341,017). As of December 31, 2021, for customers trading outside of the US pursuant to Regulation 30.7 of the CEA, the Company held funds in separate accounts labeled as secured accounts that exceeded such requirement by $2,926,976 (2020 – $2,849,488).

In 2021, the Company continued unchanged its 2020 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As of December 31, 2021, the Company's AI and net capital were $812,580 and $51,669,262, respectively, giving an AI as percentage of net capital of 1.57%.

(expressed in US dollars)

22 Commitments and contingencies

The Company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the Company only discloses the contingency. As of December 31, 2021 and 2020, no provisions for contingencies were accrued.

Pictet Overseas Inc.

Statements of Computation of Net Capital and Computation of Aggregate Indebtedness

As of December 31, 2021 and December 31, 2020 **Schedule I**

(expressed in US dollars)

	2021 $	2020 $
Computation of net capital		
Capital stock	30,000,000	30,000,000
Retained earnings	11,919,285	11,642,918
Total ownership equity	41,919,285	41,642,918
Liabilities subordinated to claims of general creditors	12,000,000	12,000,000
Total capital and allowable subordinated liabilities	53,919,285	53,642,918
Deductions and/or charges		
Accounts receivable	1,001,461	493,043
Prepaid expenses	321,265	244,728
Income taxes receivable	1,397	45,164
Derivative financial assets	230,590	293,239
Total non-allowable assets	1,554,713	1,076,174
Net capital before haircuts on securities positions	52,364,572	52,566,744
Haircut on foreign currency positions	695,310	1,165,329
Haircut on failed trades	-	-
Net capital	51,669,262	51,401,415
Minimum net capital required	11,362,267	12,515,245
Excess net capital	40,306,995	38,886,170
Computation of aggregate indebtedness		
Aggregate indebtedness		
Accounts payable and accrued charges	700,266	1,445,516
Due to customers	12,382	-
Due to correspondents	99,932	526,595
Income taxes payable	-	-
Total aggregate indebtedness	812,580	1,972,111
Aggregate indebtedness as percentage of net capital	1.57%	3.84%

Statement pursuant to paragraph d(4) of Rule 17a-5

There were no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2021 FOCUS Report as originally filed on January 26, 2022 and the amended FOCUS Report as filed on February 25, 2022.

Pictet Overseas Inc.

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on US Commodity Exchanges

As of December 31, 2021 **Schedule II**

(expressed in US dollars)

Segregation Requirements (Section 4d(2) of the CEA)

		$
1.	Net ledger balance	
	A. Cash	10,714,920
	B. Securities (at market)	188,800,093
2.	Net unrealized profit (loss) in open futures contracts traded on a contract market	(128,103)
3.	Exchange traded options	
	A. Add market value of open option contracts purchased on a contract market	30,767,606
	B. Deduct market value of open option contracts granted (sold) on a contract market	(72,942,484)
4.	Net equity (deficit) (add lines 1, 2 and 3)	157,212,032
5.	Accounts liquidating to a deficit and accounts with debit balances – gross amount	38,464,591
	Less: Amount offset by customer owned securities	(38,464,591)
6.	Amount required to be segregated (add lines 4 and 5)	157,212,032

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2021 FOCUS Report as filed on January 26, 2022 and the amended FOCUS Report as filed on February 25, 2022.

Pictet Overseas Inc.

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on US Commodity Exchanges

As of December 31, 2021 **Schedule II (continued)**

(expressed in US dollars)

Funds in Segregated Accounts

		$
7.	Deposited in segregated funds bank accounts	
	A. Cash	4,825,437
	B. Securities representing investments of customers' funds (at market)	-
	C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
8.	Margins on deposit with clearing organizations of contract markets	
	A. Cash	-
	B. Securities representing investments of customers' funds (at market)	-
	C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
9.	Net settlement from (to) derivatives clearing organizations of contract markets	-
10.	Exchange traded options	
	A. Value of open long option contracts	-
	B. Value of open short options contracts	-
11.	Net equities with other FCMs	
	A. Net liquidating equity	(31,723,178)
	B. Securities representing investments of customers' funds (at market)	-
	C. Securities held for particular customers or option customers in lieu of cash margins (at market)	188,800,093
12.	Segregated funds on hand (describe on separate page)	-
13.	Total amount in segregation (add lines 7 through 12)	161,902,352
14.	Excess (deficiency) of funds in segregation (subtract line 6 from line 13)	4,690,320
15.	Management target amount for excess funds in segregation	2,750,000
16.	Excess (deficiency) of funds in segregation over (under) management target amount	1,940,320

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2021 FOCUS Report as filed on January 26, 2022 and the amended FOCUS Report as filed on February 25, 2022.

Pictet Overseas Inc.

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

As of December 31, 2021 **Schedule III**

(expressed in US dollars)

		$
1.	Amount required to be segregated in accordance with Commission Regulation 32.6	-
2.	Funds in segregated accounts	
	A. Cash	-
	B. Securities (at market)	-
	C. Total	-
3.	Excess (deficiency) of funds in segregation (subtract line 2.C from line 1)	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2021 FOCUS Report as filed on January 26, 2022 and the amended FOCUS Report as filed on February 25, 2022.

Pictet Overseas Inc.

Statement of Secured Amounts and Funds Held in Separate Accounts for
Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

As of December 31, 2021 **Schedule IV**

(expressed in US dollars)

Foreign Futures and Foreign Options Secured Amounts

	$
Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder	-
1. Net ledger balance – Foreign futures and foreign options trading – All customers	
A. Cash	3,693,523
B. Securities (at market)	34,286,179
2. Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade	251,469
3. Exchange traded options	
A. Market value of open option contracts purchased on a foreign board of trade	161,418
B. Market value of open contracts granted (sold) on a foreign board	-
4. Net equity (deficit) (add lines 1, 2 and 3)	38,392,589
5. Accounts liquidating to a deficit and accounts with debit balances – Gross amount	-
Less: Amount offset by customer owned securities	-
6. Amount required to be set aside as the secured amount – Net liquidating equity method (add lines 4 and 5)	38,392,589
7. Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6.	38,392,589

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2021 FOCUS Report as filed on January 26, 2022 and the amended FOCUS Report as filed on February 25, 2022.

(expressed in US dollars)

Funds Deposited in Separate Regulation 30.7 Accounts

			$
1.	Cash in banks		
	A. Banks located in the United States	1,467,661	
	B. Other banks designated by the Commission Name(s):	-	1,467,661
2.	Securities		
	A. In safekeeping with banks located in the United States	-	
	B. In safekeeping with other banks designated by the Commission	-	
	Name(s)	-	-
3.	Equities with registered futures commission merchants		
	A. Cash	4,064,740	
	B. Securities	15,308,200	
	C. Unrealized gain (loss) on open futures contracts	643,134	
	D. Value of long option contracts	161,418	
	E. Value of short option contracts	-	20,177,492
4.	Amounts held by clearing organizations of foreign boards of trade Name(s):		
	A. Cash	-	
	B. Securities	-	
	C. Amount due to (from) clearing organization – Daily variation	-	
	D. Value of long option contracts	-	
	E. Value of short option contracts	-	-
5.	Amounts held by members of foreign boards of trade Name(s) :		
	A. Cash	1,092,294	
	B. Securities	18,977,979	
	C. Unrealized gain (loss) on open futures contracts	(395,861)	
	D. Value of long option contracts	-	
	E. Value of short option contracts	-	19,674,412
6.	Amounts with other depositories designated by a foreign board of trade Name(s)	-	-
7.	Segregated funds on hand (describe)	-	-
8.	Total funds in separate section 30.7 accounts		41,319,565
9.	Excess (deficiency) of set aside funds for secured amount		2,926,976
10.	Management target amount for excess funds in separate section 30.7 accounts		1,250,000
11.	Excess (deficiency) of funds in separate section 30.7 accounts over (under) Management target amount		1,676,976

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2021 FOCUS Report as filed on January 26, 2022 and the amended FOCUS Report as filed on February 25, 2022.

Pictet Overseas Inc.

Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4D(F) of CEA

As of December 31, 2021 **Schedule V**

(expressed in US dollars)

Cleared Swaps Customer Requirements

	$
1. Net ledger balance	
A. Cash	-
B. Securities (at market)	-
2. Net unrealized profit (loss) in open cleared swaps	-
3. Cleared swaps options	
A. Market value of open cleared swaps option contracts purchased	-
B. Market value of open cleared swaps option contracts granted (sold)	-
4. Net equity (deficit) (Add lines 1, 2 and 3)	-
5. Accounts liquidating to a deficit and accounts with debit balances – Gross amount	-
Less: Amount offset by customer owned securities	-
6. Amount required to be segregated for cleared swaps customers (add lines 4 and 5)	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2021 FOCUS Report as filed on January 26, 2022 and the amended FOCUS Report as filed on February 25, 2022.

(expressed in US dollars)

Funds in Cleared Swaps Customer Segregated Accounts

	$
7. Deposited in cleared swaps customer segregated accounts at banks	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
8. Margins on deposit with derivatives clearing organizations in cleared OTC derivatives customer sequestered accounts	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash margins (at market)	-
9. Net settlement from (to) derivatives clearing organizations	-
10. Cleared swaps options	
A. Value of open cleared OTC derivatives long option contracts	-
B. Value of open cleared OTC derivatives short option contracts	-
11. Net equities with other FCMs	
A. Net liquidating equity	-
B. Securities representing investments of cleared swaps customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash (at market)	-
12. Cleared swaps customer funds on hand (describe)	-
13. Total amount in cleared swaps customer segregation (add lines 7 through 12)	-
14. Excess (deficiency) of funds in cleared swaps customer segregation (subtract line 6 from line 13)	-
15. Management target amount for excess funds in cleared swaps segregated accounts	-
16. Excess (deficiency) of funds in cleared swap customer segregated account over (under) management target excess	-

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited December 31, 2021 FOCUS Report as filed on January 26, 2022 and the amended FOCUS Report as filed on February 25, 2022.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the Company) as of and for the years ended December 31, 2021 and December 31, 2020, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following:

1. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.
3. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the first and second paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate as at December 31, 2021 to meet the CFTC's objectives as described above.

This report is intended solely for the information and use of the Board of Directors, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec
March 1, 2022

[1] CPA auditor, CA, public accountancy permit No. A123475

pwc

Report of Independent Accountants

To the Board of Directors of Pictet Overseas Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Pictet Overseas Inc. (the Company) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: A payment dated July 29, 2021, in the amount of $14,618, and a payment dated February 24, 2022, in the amount of $6,546, were agreed to the RBC account 4072666. No differences were noted.
2. Compared the Total Revenue amount reported on page 7, line 12 of every Form X-17A-5 (FOCUS report) submitted for each quarter of 2021 (Q1 $4,006,330; Q2 $2,714,571; Q3 $2,914,284; Q4 $2,916,657; Total $12,551,842) to the Total Revenue amount of $12,551,842 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2021. No difference noted. This amount was also agreed to the audited financial statements for the year ended December 31, 2021. A difference of $49,104 was noted due to losses on errors.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. No adjustments reported on page 2, items 2b.

   b. Adjustments on 2c:

      i. (2) of $1,564,231 due to revenues from commodity transactions agreed to the trial balance. No difference was noted.

      ii. (8) of $1,208,784 due to FCM Minimum Fees agreed to supporting invoices. No differences noted.

      iii. (9)(i) of $33,712 due to interest revenue agreed to the trial balance. No differences noted.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $9,745,114 and $14,618 respectively of the Form SIPC-7. No differences noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2020 on which it was originally computed. An overpayment of $8,072 was applied and carried forward. This amount was traced to the Form SIPC-6, page 1, item 2A. No difference was noted.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors of Pictet Overseas Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec
March 1, 2022

[1] CPA auditor, CA, public accountancy permit No. A123475

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47285 FINRA DEC
PICTET OVERSEAS INC
1000 DE LA GAUCHETIERE W STE 3100
MONTREAL, QUEBEC H3B 4W5
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marie-Chantal Jean 514-350-6270

2. A.	General Assessment (item 2e from page 2)	$ 14,618
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 29, 2021 Date Paid	(8,072)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 6,546

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒
Total (must be same as F above) $ 6,546

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pictet Overseas Inc
(Name of Corporation, Partnership or other organization)

Mary Zavitsanos
(Authorized Signature)

Dated the 23 day of February, 20 21.

Executive Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,551,842
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	1,564,231
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): FCM minimum fee (Deductions in excess of $100,000 require documentation)	1,208,784
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 33,712	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	33,713
2d. SIPC Net Operating Revenues	$ 9,745,114
2e. General Assessment @ .0015	$ 14,618

(to page 1, line 2.A.)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47285 FINRA DEC
PICTET OVERSEAS INC
1000 DE LA GAUCHETIERE W STE 3100
MONTREAL, QUEBEC H3B 4W5
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marie-Chantal Jean 514-350-6270

2. A. General Assessment (item 2e from page 2) $ 14,618

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,072)

July 29, 2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,546

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☒
Total (must be same as F above) $ 6,546

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pictet Overseas Inc
(Name of Corporation, Partnership or other organization)

Mary Zavitsanos Digitally signed by Mary Zavitsanos Date: 2022.02.23 16:03:35 -05'00'
(Authorized Signature)

Executive Director
(Title)

Dated the 23 day of February , 20 21 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,551,842
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	1,564,231
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): FCM minimum fee (Deductions in excess of $100,000 require documentation)	1,208,784
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 33,712	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	33,713
2d. SIPC Net Operating Revenues	$ 9,745,114
2e. General Assessment @ .0015	$ 14,618

(to page 1, line 2.A.)

pwc

SEC Mail Processing

MAR 04 2022

Washington, DC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

We have reviewed Pictet Overseas Inc.'s (the Company) assertions, included in the Company's accompanying exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the exemption provision) and (2) the Company stated that it met the identified exemption provision throughout the period from January 1, 2021 to December 31, 2021 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period from January 1, 2021 to December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP[1]

Montréal, Quebec
March 1, 2022

[1] CPA auditor, CA, public accountancy permit No. A123475

PICTET
1805

February 23rd, 2022

Pictet Overseas Inc. – Exemption Report

Pictet Overseas Inc. (the « Company ») is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2021 without exception.

Pictet Overseas Inc.
1000, de la Gauchetière West
Suite 3100
Montreal - Quebec H3B 4W5
Canada
+1 514 288 81 61 — TEL
+1 514 288 54 72 — FAX

On behalf of Pictet Overseas Inc.

We, Eric Hamid and Mary Zavitsanos affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Eric Hamid
President and Managing Director

Mary Zavitsanos
Executive Director